TEN HOLDINGS, INC.

November 15, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebekah Reed
Taylor Beech
Scott Stringer
Rufus Decker

Re:	TEN Holdings, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed October 28, 2024
File No. 333-282621

Ladies and Gentlemen:

This letter is in response to the letter dated November 12, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to TEN Holdings, Inc. (the “Company,” “TEN Holdings,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) is being submitted to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 28, 2024

Capitalization, page 31

1. Your financial statements show 25 million outstanding common shares as of June 30, 2024, rather than the 100 outstanding common shares disclosed here. Please revise your disclosures accordingly.

Response: In response to the Staff’s comments, we have revised our disclosure on page 31 of Amendment No. 2 accordingly.

Dilution, page 32

2. Please explain how you computed the as adjusted net tangible book value as of June 30, 2024, or revise as necessary. In this regard, you reported a net tangible book value as of June 30, 2024 of $(3,311,000) plus net proceeds of $10,245,126. Also, please do not refer to as adjusted amounts in the capitalization table and as adjusted net tangible book value as being “pro forma” amounts.

Response: In response to the Staff’s comments, we have revised our disclosure on page 32 of Amendment No. 2 accordingly.

General

3. We note your response to prior comment 11. To further assist in our evaluation, address the following:

●	You state that the shares were transferred from V-Cube, Inc. (“V-Cube”) to Eastern Nations pursuant to a services agreement entered into in May 2018. Explain in detail why and when it was decided that the consideration under such agreement would be paid in the form of shares of TEN Holdings, Inc., including whether V-Cube independently made such decision and why shares in V-Cube itself were not issued. Explain why Eastern Nations accepted this form of consideration and whether the registration of the resale of such shares was anticipated at that time. Disclose any other form of consideration that had previously been paid to Eastern Nations under the agreement.

●	Disclose the value of the advisory services to V-Cube for which Eastern Nations was compensated in TEN Holdings shares, or otherwise how the number of shares transferred was determined. In this regard, we note your disclosure at page 26 that all resale shares were acquired “for less than the anticipated price of the shares to be sold in the Company’s initial public offering,” but it is unclear the exact value that was ascribed to Eastern Nations’ shares.

●	Provide any other details supporting your assertion that Eastern Nations had investment intent with respect to TEN Holdings, Inc. at the time it acquired shares in September 2024 and October 2024, particularly given that the shares were transferred to them as compensation pursuant to an agreement with a third party and not in a transaction directly with the company.

●	You state that the number of shares to be sold in the resale offering versus the IPO was determined based on “the number that the Selling Stockholders intend[ed] to register and resell,” which does not adequately address whether and why the resale offering is being registered at the same time as the public offering in the first place. Explain in additional detail why the company elected to add a resale component rather than meet “the total estimated interests in, and demand for, the Company’s shares from potential investors” solely through a firm commitment IPO.

●	We note your statement that, “Although Bancroft Capital, LLC, for the purposes of creating sufficient public float and market liquidity of the Company’s securities, may request that a market for the shares be facilitated through the resale offering, the Selling Stockholders may choose to sell their respective resale shares at their own initiative.” Please disclose whether there is any agreement in place between Bancroft and the Selling Stockholders governing their requests to sell shares. Also clarify whether sales made by the Selling Stockholders at Bancroft’s request would be to Bancroft or to the market and, if the latter, on what terms.

Response: In response to the Staff’s comments, we respectfully provide the following details and analysis regarding the registration of the resale shares, based on information furnished to us by V-Cube, Inc. (“V-Cube”) and Eastern Nations Trading Pte. Ltd. (“Eastern Nations”).

(i) You state that the shares were transferred from V-Cube, Inc. (“V-Cube”) to Eastern Nations pursuant to a services agreement entered into in May 2018. Explain in detail why and when it was decided that the consideration under such agreement would be paid in the form of shares of TEN Holdings, Inc., including whether V-Cube independently made such decision and why shares in V-Cube itself were not issued. Explain why Eastern Nations accepted this form of consideration and whether the registration of the resale of such shares was anticipated at that time. Disclose any other form of consideration that had previously been paid to Eastern Nations under the agreement.

The share transfers to Eastern Nations originated from a binding Memorandum of Understanding (MOU) executed with V-Cube in May 2018. The MOU established a framework for Eastern Nations to provide strategic advisory services supporting V-Cube’s Southeast Asian expansion, including business development, market entry facilitation, and technology implementation services. The MOU specifically contemplated compensation through share allocation in V-Cube or a future group company (such as TEN Holdings), with an approximate value of USD 1,000,000.

The decision not to transfer V-Cube shares at the inception of the MOU was based on several business considerations. First, this structure allowed V-Cube to better manage its accounting treatment of the compensation. Second, both parties understood and agreed that the ultimate manner of payment for the services provided pursuant to the MOU would be best measured once the Southeast Asian expansion strategy had demonstrated concrete results, making a future transfer more appropriate for valuation purposes.

Eastern Nations accepted this form of consideration based on its established relationship with V-Cube and its long-term view of the partnership. As a strategic advisor focused on cross-border trade and localization projects, Eastern Nations understood that such initiatives require sustained effort over multiple years before yielding measurable results. This alignment of interests supported the share-based compensation structure. No pre-arranged plans for immediate resale were contemplated, and Eastern Nations accepted unregistered securities subject to transfer restrictions.

Throughout the engagement period, Eastern Nations shared their know-how and deployed resources and time in pursuit of the Southeast Asian market expansion objectives, with no cash or other compensation or consulting fees paid during this period.

(ii) Disclose the value of the advisory services to V-Cube for which Eastern Nations was compensated in TEN Holdings shares, or otherwise how the number of shares transferred was determined. In this regard, we note your disclosure at page 26 that all resale shares were acquired “for less than the anticipated price of the shares to be sold in the Company’s initial public offering,” but it is unclear the exact value that was ascribed to Eastern Nations’ shares.

The September and October 2024 share transfers represented compensation for Eastern Nations’ multi-year commitment and efforts toward achieving the broader strategic expansion goals, reflecting the long-term nature of the engagement and the successful advancement of V-Cube’s Southeast Asian market strategy. The decision to transfer TEN Holdings shares was based on business considerations. Eastern Nations’ advisory services were originally provided to V-Cube in connection with its international expansion strategy. While the original MOU established a compensation value of USD 1,000,000 in 2018, the actual number of TEN Holdings shares transferred, in the amount of 2,200,000 shares, was based on the value per share of TEN Holdings as determined through a third-party valuation conducted in 2024.

(iii) Provide any other details supporting your assertion that Eastern Nations had investment intent with respect to TEN Holdings, Inc. at the time it acquired shares in September 2024 and October 2024, particularly given that the shares were transferred to them as compensation pursuant to an agreement with a third party and not in a transaction directly with the company.

Eastern Nations has demonstrated investment intent through its six-year strategic relationship with V-Cube predating the share transfers, its ongoing advisory role in cross-border expansion, and its representations in the share transfer agreements with V-Cube regarding its investment purpose.

(iv) You state that the number of shares to be sold in the resale offering versus the IPO was determined based on “the number that the Selling Stockholders intend[ed] to register and resell,” which does not adequately address whether and why the resale offering is being registered at the same time as the public offering in the first place. Explain in additional detail why the company elected to add a resale component rather than meet “the total estimated interests in, and demand for, the Company’s shares from potential investors” solely through a firm commitment IPO.

The resale registration reflects standard market practice for providing liquidity options to a long-term strategic partner. No underwriting relationship exists between Eastern Nations and the Company, and Eastern Nations will retain all proceeds from any sales. No special selling efforts or methods are contemplated.

Regarding the concurrent timing of the resale registration with the IPO, this structure was designed to help meet Nasdaq listing requirements for public float and to support market liquidity upon listing. The size of our firm commitment IPO was determined based on our capital needs, while the inclusion of the resale component helps minimize dilution at the IPO and ensure sufficient public float and trading volume to satisfy exchange listing requirements and support an orderly trading market. This approach allows us to meet both our capital raising objectives through the IPO and the technical requirements for establishing and maintaining a liquid public market for our securities.

(v) We note your statement that, “Although Bancroft Capital, LLC, for the purposes of creating sufficient public float and market liquidity of the Company’s securities, may request that a market for the shares be facilitated through the resale offering, the Selling Stockholders may choose to sell their respective resale shares at their own initiative.” Please disclose whether there is any agreement in place between Bancroft and the Selling Stockholders governing their requests to sell shares. Also clarify whether sales made by the Selling Stockholders at Bancroft’s request would be to Bancroft or to the market and, if the latter, on what terms.

Bancroft Capital, LLC had no involvement in the MOU, compensation structure determination, share transfers, or arrangements between V-Cube and Eastern Nations. There is no agreement between Bancroft Capital, LLC and the Selling Stockholders regarding the sales by the Selling Stockholders, and Bancroft Capital, LLC has confirmed that it will not request that a market for the shares be facilitated through the resale offering.

Eastern Nations operates as a Singapore-based company specializing in U.S.-Southeast Asian cross-border business development and technology implementation services. It is not in the business of underwriting or distributing securities and has no material relationship with TEN Holdings beyond its investment.

Based on these facts and circumstances, we believe the resale registration is appropriately structured as a distinct component from our firm commitment IPO, with the Selling Stockholders acting independently and not as conduits for distribution. The Selling Stockholders would only be able to sell their shares after the completion of the IPO and listing on Nasdaq, through ordinary market transactions.

We would be happy to provide any additional information the Staff may require.

We understand that the Company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Randolph Wilson Jones III
Name:	Randolph Wilson Jones III
Title:	CEO and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC